MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.

Name and Address of Company

Zi Corporation
Suite 2100, 840 - 7th Avenue S.W.
Calgary, AB T2P 3G2

Item 2.

Date of Material Change

August 25, 2008

Item 3.

News Release

Zi Corporation issued a new release on August 27, 2008, through the services of Market Wire.

Item 4.

Summary of Material Change

On August 27, 2008, Zi announced that it had received notice on August 25, 2008 from Nuance Communications, Inc. ("Nuance") of a patent infringement lawsuit filed against Zi in the Federal Court in Toronto, Canada. The claim accuses Zi of infringing on the intellectual property of Tegic Communications, Inc. ("Tegic") with its Qix and eZiText products. Tegic was recently acquired by Nuance.

Item 5.

Full Description of Material Change

See attached press release of August 27, 2008

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

For further information, please contact Blair Mullin, Chief Financial Officer, by telephone at (403) 233-8875.

Item 9.

Date of Report

August 28, 2008